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For immediate release

www.allianceatlantis.com	TSX: AAC.A, AAC.B

CONTACTS:	Andrew Akman Vice President, Corporate Development and Investor Relations Alliance Atlantis Communications Inc. Tel: (416) 966-7701 Email: andrew.akman@allianceatlantis.com	Nicola McIsaac Manager, Corporate Communications Alliance Atlantis Communications Inc Tel: (416) 969-4405 Email: nicola.mcisaac@allianceatlantis.com

Statement by Alliance Atlantis Communications Inc. on the Senior Management Restructuring of Motion Picture Distribution LP

TORONTO — July 20, 2006 — Alliance Atlantis Communications Inc. issued the following statement today in response to the Senior Management restructuring announced earlier today by Movie Distribution Income Fund ("the Fund"), Motion Picture Distribution LP ("the Partnership") and Motion Picture Distribution Inc. ("MPDI").

"On behalf of Senior Management team and Board of Directors at Alliance Atlantis, we support the decisions reached by the Board of Motion Picture Distribution Inc. We are confident that John Bailey, the Interim Chief Executive Officer of the Partnership and the rest of the senior management team will ensure the business is well managed during the transition period and well into the future," said Phyllis Yaffe, Chief Executive Officer of Alliance Atlantis Communications Inc.

"We would like to thank Victor and Patrice for their important contributions to the Partnership and wish them well in their future endeavours.

As we have previously stated, we are currently reviewing the strategic importance of the Motion Picture Distribution business and as promised, we will report back when this review has been concluded."

About Alliance Atlantis Communications
Alliance Atlantis offers Canadians 13 well-branded specialty television channels boasting targeted, high-quality programming. The Company also co-produces and distributes the hit CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP, a leading distributor of motion pictures in Canada, with motion picture distribution operations in the United Kingdom and Spain. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A and AAC.B. The Company's Web site is www.allianceatlantis.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements of the Company's expectations and intentions that contain words such as "confident", "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "should", "may", and other similar expressions. These forward-looking statements are based on certain assumptions and reflect the Company's current expectations. The reader should not place undue reliance on them. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from those set forth in the forward-looking statements are the ability of the Partnership to attract and retain key personnel and other factors described in the Company's and the Partnership's materials filed with the security regulatory authorities from time to time, including their 2005 Annual Information Form and 2005 Management Discussion and Analysis. The Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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Statement by Alliance Atlantis Communications Inc. on the Senior Management Restructuring of Motion Picture Distribution LP